As filed with the Securities and Exchange Commission on June 28, 2006

                                                   Registration No. 333 - 135074

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                    PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  -------------

                                  PETROJARL ASA
   (Exact name of issuer of deposited securities as specified in its charter)

                                  -------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                  -------------

                              The Kingdom of Norway
            (Jurisdiction of incorporation or organization of issuer)

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                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  -------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  -------------

                           Corporation Service Company
                           1133 Avenue of the Americas
                                   Suite 3100
                          New York, New York 10036-6710
                                 (800) 927-9801
   (Address, including zip code, and telephone number, including area code, of agent for service)

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                                   Copies to:

    Jeffrey R. Poss, Esq.                           Herman H. Raspe, Esq.
Willkie Farr & Gallagher LLP                  Patterson Belknap Webb & Tyler LLP
     787 Seventh Avenue                          1133 Avenue of the Americas
New York, New York 10019-6099                      New York, New York 10036

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It is proposed that this filing become effective under Rule 466:
                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

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                         CALCULATION OF REGISTRATION FEE

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                                                              Proposed Maximum       Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price      Aggregate Offering       Amount of
     Securities to be Registered            Registered            Per Unit*              Price**          Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each               N/A                   N/A                  N/A                   N/A
representing  one (1) share of
Petrojarl ASA
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*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

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      The Registrant hereby amends this Pre-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Pre-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Pre-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Pre-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                Location in Form of American
                                                                Depositary Receipt ("Receipt")
Item Number and Caption                                         Filed Herewith as Prospectus
-----------------------                                         ----------------------------
1.  Name of Depositary and address of its principal executive   Face of Receipt - Introductory Article.
    office

2.  Title of Receipts and identity of deposited securities      Face of Receipt - Top Center.

Terms of Deposit:
    (i)    The amount of deposited securities represented by    Face of Receipt - Upper right corner.
           one American Depositary Share ("ADSs")

    (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt - Paragraphs (16)
           securities                                           and (17).

    (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

    (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
           soliciting material                                  Reverse of Receipt - Paragraph (16).

    (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                and (16).

    (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
           dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

    (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
           agreement                                            provision for extensions).

    (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
           transfer books of the Depositary and the list of
           holders of ADSs

    (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
           the underlying securities                            (7), (9) and (10).

                                                                Location in Form of American
                                                                Depositary Receipt ("Receipt")
Item Number and Caption                                         Filed Herewith as Prospectus
-----------------------                                         ----------------------------
    (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                Reverse of Receipt - Paragraphs (19) and (20).

    (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraph (10).
           indirectly on holders of ADSs

Item 2. AVAILABLE INFORMATION                                   Face of Receipt - Paragraph (13).

The Company furnishes the United States Securities and Exchange Commission (the "Commission") with certain public reports and documents required by the laws of Norway or otherwise in accordance with Rule 12g3-2((b) under the Securities Exchange Act of 1934. These public reports and documents can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among Petrojarl ASA (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and the Holders and Beneficial Owners of American Depositary Shares issued thereunder (the "Deposit Agreement"). ___ Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Previously filed herewith as Exhibit (d) to Registration Statement on Form F-6 (Reg. No. 333-135074) filed with the Commission on June 16, 2006.

      (e)   Certificate under Rule 466. ___ None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages on the previously filed Registration Statement on Form F-6 (Reg. No. 333-135074) filed with the Commission on June 16, 2006.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Petrojarl ASA, Citibank, N.A., as depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of June, 2006.

                                       Legal entity created by the Deposit
                                       Agreement under which the American
                                       Depositary Shares registered hereunder
                                       are to be issued, each American
                                       Depositary Share representing one (1)
                                       Share, par value NOK 2.00 per share, of
                                       Petrojarl ASA.

                                       CITIBANK, N.A., solely in its capacity as Depositary


                                       By: /s/ Paul Martin
                                           -------------------------------------
                                           Name:  Paul Martin
                                           Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Petrojarl ASA certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Lysaker, Norway, on the 28th day of June, 2006.

                                       PETROJARL ASA


                                       By: /s/ Erik Evjen
                                           -------------------------------------
                                           Name:  Erik Evjen
                                           Title: Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 28, 2006.

Signature                                            Title

*                                                    Chief Executive Officer
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Espen Klitzing


/s/ Erik Evjen                                       Chief Financial Officer
-------------------------------------                (Principal Financial and
Erik Evjen                                           Accounting Officer)


*                                                    Director
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Keith Nicholas Henry


*                                                    Director
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Clare Mary Joan Spottiswoode


*                                                    Director
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Rolf Erik Rolfsen

Authorized Representative in the U.S.                Managing Director
                                                     Puglisi & Associates

*
-------------------------------------
Donald J. Puglisi


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* By: /s/ Erik Evjen
      -------------------------------
      Erik Evjen
      Attorney-in-Fact

                                Index to Exhibits

                                                                   Sequentially
Exhibit                   Document                                 Numbered Page
-------                   --------                                 -------------
(a)                       Form of Deposit Agreement